Exhibit 99.2

Paris, March 17, 2008

Name: ILOG S.A.
Share capital: 19,208,848 euros
Register of Commerce and Companies of Créteil B 340 852 458
Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares between March 10 to 14, 2008 on the Euronext, marché de NYSE’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
March 10, 2008	1,995	6.9400	13,845.30
March 11, 2008	5,157	6.8100	35,119.17
March 12, 2008	1,440	6.7800	9,763.20
March 13, 2008	4,090	6.7600	27,648.40
March 14, 2008	3,780	6.7500	25,515.00
Total	16,462	6.8080	111,891.07

Disclosure of trading in own shares between March 3 to 7, 2008 on the Euronext, marché de NYSE’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
March 3, 2008	5,599	6.4400	36,057.56
March 4, 2008	5,524	6.4800	35,795.52
March 5, 2008	3,220	6.5400	21,058.80
March 6, 2008	3,177	6.8200	21,667.14
March 7, 2008	5,576	6.9100	38,530.16
Total	23,096	6.6380	153,109.18

Disclosure of trading in own shares between February 25 and 29, 2008 on the Euronext, marché de NYSE’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
February 25, 2008	5,136	6.4360	33,055.30
February 26, 2008	6,501	6.5200	42,386.52
February 27, 2008	7,406	6.5200	48,287.12
February 28, 2008	1,347	6.4400	8,674.68
February 29, 2008	6,001	6.5000	39,006.50
Total	26,391	6.4832	171,410.12

Disclosure of trading in own shares between February 18 and 22, 2008 on the Euronext, marché de NYSE’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
February 18, 2008	8,163	6.3000	51,426.90
February 19, 2008	8,381	6.3000	52,800.30
February 20, 2008	8,310	6.3000	52,353.20
February 21, 2008	5,564	6.3000	35,053.20
February 22, 2008	7,369	6.3800	47,014.22
Total	37,787	6.3160	238,647.62

Disclosure of trading in own shares between February 11 and 15, 2008 on the Euronext, marché de NYSE’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
February 11, 2008	6,285	6.3000	39,595.50
February 12, 2008	7,777	6.3700	49,539.49
February 13, 2008	5,197	6.4000	33,260.80
February 14, 2008	8,286	6.3800	52,864.68
February 15, 2008	8,053	6.3400	51,056.02
Total	35,598	6.3580	226,316.49

Disclosure of trading in own shares between February 4 and 8, 2008 on the Euronext, marché de NYSE’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
February 5, 2008	3,112	6.6100	20,570.32
February 5, 2008	7,867	6.5500	51,528.85
February 6, 2008	5,394	6.6300	35,762.22
February 7, 2008	7,480	6.5700	49,143.60
February 8, 2008	7,996	6.5400	52,293.84
Total	31,849	6.5716	209,298.83
(1)	including shares purchased through derivative financial instrument

Investor contact:  Jérôme Arnaud, ILOG
+1 408 991 7103 (USA)
+33 1 49 08 35 16 (Paris)
jarnaud@ilog.com

Andrew Jones
GAVIN ANDERSON & COMPANY
+44 20 7554 1400 (London)

Press contact:  Susan Peters, ILOG
+1 408 991 7109 (USA)
speters@ilog.com